                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004



                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                         Commission file number 1 - 7479
                                                --------


                              BAY STATE GAS COMPANY
                                SAVINGS PLAN FOR
                               OPERATING EMPLOYEES
                            ------------------------
                            (Full title of the plan)


                              BAY STATE GAS COMPANY
                               300 Friberg Parkway
                      Westborough, Massachusetts 01581-5039
                   -------------------------------------------
                  (Name and address of issuer of the securities
                           held pursuant to the plan)

                   Index                                         Page No.
                   -----                                         --------
(a)      Signatures                                                  3

(b)      Financial Statements:

         Independent Auditors' Report                                4

         Statements of Net Assets Available for
           Plan Benefits as of December 31, 1995
           and 1994                                                  5

         Statements of Changes in Net Assets
           Available for Plan Benefits for the
           years ended December 31, 1995, 1994
           and 1993                                                  6-8

         Notes to Financial Statements                               9-16

         Schedule I:  Item 27a - Schedule of
         Assets held for Investment Purposes                         17

         Schedule II:  Item 27d - Schedule of
         Reportable Transactions for the Year Ended
         December 31, 1995                                           18

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                 BAY STATE GAS COMPANY
                                                 BENEFITS COMMITTEE


Date:   June 30, 1996                          By_______________________________
                                               Charles H. Tenney III
                                               Chairman


                                               By_______________________________
                                               Thomas W. Sherman
                                               Committee Member


                                               By_______________________________
                                               William D. MacGillivray
                                               Committee Member


                                               By_______________________________
                                               Jane P. Campagna
                                               Committee Member


                                               By_______________________________
                                               Elizabeth A. Foley
                                               Committee Member

                          Independent Auditors' Report

The Benefits Committee
Bay State Gas Company:

We have audited the accompanying statements of Net Assets Available for Plan Benefits of the Bay State Gas Company Savings Plan for Operating Employees as of December 31, 1995 and 1994, and the related statements of Changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Plan Benefits of the Bay State Gas Company Savings Plan for Operating Employees at December 31, 1995 and 1994, and the Changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG Peat Marwick LLP
Boston, Massachusetts
June 18, 1996

                                                                    Page 5 of 18
                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
              Statements of Net Assets Available for Plan Benefits
                           December 31, 1995 and 1994

Assets
- ------
                                                                     1995            1994
                                                                     ----            ----
Investments, at fair value (note 4):

  Company Stock Master Trust                                       $4,212,658     $        -
  Company Stock Fund                                                        -      3,027,645
  AIM Constellation Fund                                              526,326              -
  Templeton Foreign Fund                                            1,119,908              -
  Stagecoach S&P 500 Stock Fund                                       691,980              -
  Templeton Growth Fund, Ltd.                                               -        913,940
  Wells Fargo LifePath Funds:

         LifePath 2000                                                 46,300              -
         LifePath 2010                                                 56,751              -
         LifePath 2020                                                 63,325              -
         LifePath 2030                                                 43,653              -
         LifePath 2040                                                 41,854              -

   State Street Bank and Trust Company Index Fund                           -        366,283

   Stable Value Fund                                                1,286,331              -

   State Street Bank and Trust Company Selection Fund                       -      1,016,443

Investments, at cost which approximates fair value (note 4):

   Loan Fund                                                          483,401        237,930
                                                                   ----------     ----------

         Total investments                                          8,572,487      5,562,241

Contributions receivable from employees and employer                   69,027              -

Cash and cash equivalents                                                   -        111,740

Accrued interest receivable                                                 -          7,989

Due from Bay State Gas Company Employee Savings Plan                        -        162,390
                                                                   -------------------------

Net Assets Available for Plan Benefits                             $8,641,514     $5,844,360
                                                                   ==========     ==========

See accompanying notes to financial statements.

                             BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1995



                                                               Plan Interest
                                                 Templeton     in Company             AIM         LifePath     LifePath   LifePath
                      Selection        Index       Growth      Stock             Constellation     2000         2010       2020
                       Fund            Fund         Fund       Master Trust          Fund          Fund         Fund       Fund
                      ------------------------------------------------------------------------------------------------------------
Investment income:

  Interest              $  17,609    $        -   $        50   $          -     $      17,129    $      -   $      -   $       -

  Dividends                     -             -             -              -                 -           -          -           -

Net appreciation
(depreciation)
in the fair value of
investments                     -        36,104        38,752              -            (3,698)       2,068      2,880       3,906

Plan interest in
Company Stock
Master Trust
investment income               -             -             -        600,970                 -            -          -           -
                        ---------- ------------- -------------  -------------       -----------     -------   --------   ---------
Total investment
income                     17,609        36,104        38,802        600,970            13,431        2,068      2,880       3,906

Contributions:

   Employee                44,528        18,493        67,254        352,809           160,257       20,527     34,023      24,581
   Employer                13,871         4,672        16,376         70,160            36,280        3,803      7,701       4,751
                        ---------- ------------- -------------  --------------      ----------     --------   --------   ---------
Total contributions        58,399        23,165        83,630        422,969           196,537       24,330     41,724      29,332


   Total additions         76,008        59,269       122,432      1,023,939           209,968       26,398     44,604      33,238
                        ---------- ------------- -------------  --------------      ----------     --------   --------   ---------

Benefits Paid                (278)            -             -        (49,812)           (2,418)           -       (348)          -

Administrative Fees             -             -             -           (458)             (106)           -         (3)        (16)

Transfers between
funds                  (1,118,090)     (373,897)     (995,518)     3,259,754           330,032       21,151     14,623      31,817
                        ---------- ------------- -------------  -------------       ----------     --------   --------   ---------

Net increase
(decrease)             (1,042,360)     (314,628)     (873,086)     4,233,423           537,476       47,549     58,876      65,039

Net Assets Available
for Plan Benefits
   Beginning of year     1,042,360      314,628       873,086              -                -             -          -           -
   End of year        $          -   $        -   $         -   $  4,233,423        $  537,476    $  47,549   $ 58,876   $  65,039
                      ============   ==========   ===========   ============        ==========    =========   ========   =========


                      LifePath    LifePath     Templeton   Stagecoach      Stable      Company
                        2030       2040         Foreign     S&P 500        Value        Stock        Loan
                        Fund       Fund          Fund      Stock Fund      Fund         Fund         Fund          Total
                      ----------------------------------------------------------------------------------------------------------
Investment income:

   Interest            $      -   $      -   $    68,272   $   18,905   $    58,317   $      32   $   29,987   $   210,301

   Dividends                  -          -             -            -             -      47,639            -        47,639

Net appreciation
(depreciation)
in the fair value of
investments               2,714      3,147        28,247       87,118             -      83,414            -       284,652

Plan interest in
Company Stock
Master Trust
investment income             -          -             -            -             -           -            -       600,970
                      ----------  --------- ------------- ------------ ------------- ----------- ------------ ------------
Total investment
income                    2,714      3,147        96,519      106,023        58,317      131,085      29,987     1,143,562

Contributions:

   Employee              18,071     22,034       169,213      120,657       198,345      160,994           -     1,411,786
   Employer               3,939      4,323        39,805       27,995        67,418       36,703           -       337,797
                      ----------  --------- ------------- ------------ ------------- ----------- ------------ ------------
Total contributions      22,010     26,357       209,018      148,652       265,763      197,697           -     1,749,583


   Total additions       24,724     29,504       305,537      254,675       324,080      328,782      29,987     2,893,145
                      ----------  --------- ------------- ------------ ------------- ----------- ------------ ------------

Benefits Paid                 -          -        (2,466)        (894)      (26,466)      (6,920)     (5,419)      (95,021)

Administrative Fees          (7)       (13)         (159)         (60)         (148)           -           -          (970)

Transfers between
funds                    20,453     13,945       827,289      446,483       999,273   (3,670,469)    193,154             -
                      ----------  --------- ------------- ------------ ------------- ----------- ------------ ------------

Net increase
(decrease)               45,170     43,436     1,130,201      700,204     1,296,739   (3,348,607)    217,722     2,797,154

Net Assets Available
for Plan Benefits
   Beginning of year          -         -              -           -             -     3,348,607     265,679     5,844,360
   End of year         $ 45,170   $ 43,436   $ 1,130,201   $ 700,204   $ 1,296,739   $         -   $ 483,401   $ 8,641,514
                       ========   ========   ===========   =========   ===========   ===========   =========   ===========


See accompanying notes to financial statements.

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1994


                                                                          Templeton          Company
                                              Selection        Index    Growth Fund            Stock           Loan
                                                   Fund         Fund           Ltd.             Fund           Fund           Total
                                                   ----         ----           ----             ----           ----           -----

Investment income:

   Interest                                 $    59,914    $      26      $     380      $       256      $  10,668     $    71,244

   Dividends                                       --           --           81,999          162,298           --           244,297


   Net appreciation (depreciation) in
     the fair value of investments                 --          6,368        (90,424)        (451,681)          --          (535,737)
                                            -----------    ---------      ---------      -----------      ---------     -----------
       Total investment income (loss)            59,914        6,394         (8,045)        (289,127)        10,668        (220,196)
                                            -----------    ---------      ---------      -----------      ---------     -----------

Contributions:

   Employee                                     147,847       66,580        210,162          635,022           --         1,059,611

   Employer                                      62,592       17,557         53,601          154,448           --           288,198

   Transfers in from other plans                439,676      133,279        217,870          613,872        112,786       1,517,483
                                            -----------    ---------      ---------      -----------      ---------     -----------
       Total contributions                      650,115      217,416        481,633        1,403,342        112,786       2,865,292
                                            -----------    ---------      ---------      -----------      ---------     -----------
  Total additions                               710,029      223,810        473,588        1,114,215        123,454       2,645,096
                                            -----------    ---------      ---------      -----------      ---------     -----------
Benefits paid                                   (18,512)      (4,096)        (7,973)         (30,515)          --           (61,096)

Transfers between funds                         (80,053)     (26,014)       122,919          (73,112)        56,260            --
                                            -----------    ---------      ---------      -----------      ---------     -----------

   Net increase                                 611,464      193,700        588,534        1,010,588        179,714       2,584,000



Net Assets Available for Plan
   Benefits

   Beginning of year                            430,896      120,928        284,552        2,338,019         85,965       3,260,360
                                            -----------    ---------      ---------      -----------      ---------     -----------

   End of year                              $ 1,042,360    $ 314,628      $ 873,086      $ 3,348,607      $ 265,679     $ 5,844,360
                                            ===========    =========      =========      ===========      =========     ===========



See accompanying notes to financial statements.

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1993

                                                                   Templeton          Company
                                       Selection        Index    Growth Fund            Stock           Loan
                                            Fund         Fund           Ltd.             Fund           Fund           Total
                                            ----         ----           ----             ----           ----           -----

Investment income:

  Interest                           $    24,456    $      68    $       330      $       144      $   2,703     $    27,701

  Dividends                                 --           --           14,894          101,124           --           116,018

  Net appreciation in the fair
     value of investments                   --          7,916         27,686          223,362           --           258,964
                                     -----------    ---------    -----------      -----------      ---------     -----------

       Total investment income            24,456        7,984         42,910          324,630          2,703         402,683
                                     -----------    ---------    -----------      -----------      ---------     -----------

  Contributions:

     Employee                            108,182       37,343         75,269          493,672           --           714,466

     Employer                             88,239       10,652         23,066           99,732           --           221,689
                                     -----------    ---------    -----------      -----------      ---------     -----------
       Total contributions               196,421       47,995         98,335          593,404           --           936,155
                                     -----------    ---------    -----------      -----------      ---------     -----------
  Total additions                        220,877       55,979        141,245          918,034          2,703       1,338,838
                                     -----------    ---------    -----------      -----------      ---------     -----------


Benefits paid                             (3,075)      (1,327)        (7,484)         (77,310)          (734)        (89,930)



Transfers between funds                  (72,246)       3,850         60,938          (54,752)        62,210            --
                                     -----------    ---------    -----------      -----------      ---------     -----------



   Net increase                          145,556       58,502        194,699          785,972         64,179       1,248,908



Net Assets Available for Plan
   Benefits

   Beginning of year                     285,340       62,426         89,853        1,552,047         21,786       2,011,452
                                     -----------    ---------    -----------      -----------      ---------     -----------
   End of year                       $   430,896    $ 120,928    $   284,552      $ 2,338,019      $  85,965     $ 3,260,360
                                     ===========    =========    ===========      ===========      =========     ===========


See accompanying notes to financial statements.

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                          Notes to Financial Statements
                        December 31, 1995, 1994 and 1993

1)   Description of Plan

     (a)   General
           The Bay State Gas Company Savings Plan For Operating Employees ("the Plan") is a defined contribution payroll reduction savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan document for more complete information.

     (b)   Eligibility
           All employees of the Company and its wholly-owned subsidiaries, Northern Utilities, Inc. and Granite State Gas Transmission, Inc. who are covered by a collective bargaining agreement between the Company and any union that specifically provides for participation in the Plan are eligible following the completion of one year of service. To meet the service requirement, an employee must complete at least 1,000 hours of service during any twelve consecutive months commencing on their date of employment or any anniversary of that date.

           Employees may participate in the plan until death, retirement, or withdrawal of the entire contributed balance.

2)   Summary of Significant Accounting Policies

     (a)   Basis of Presentation
           The accompanying financial statements have been prepared on the accrual basis of accounting.

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Certain amounts of reported revenues and expenses are also affected by these estimates and assumptions. Actual results could differ from those estimates.

     (b)   Trustee
           Effective April 1, 1995, Wells Fargo Bank replaced State Street Bank as Trustee of the Plan and was granted discretionary authority concerning purchases and sales of investments for the Plan during that time. Plan assets are held in safekeeping by the Trustee.

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                          Notes to Financial Statements
                        December 31, 1995, 1994 and 1993

2)   Summary of Significant Accounting Policies (continued)

     (c)   Investments
           Investments in the AIM Constellation Fund, Stagecoach S&P 500 Stock Fund, Company Stock Fund, LifePath Funds and the Templeton Foreign Fund are stated at market value. Market values are based on quotations from national securities exchanges for the various investments as of the close of business on the last day of the year.

           The fair value of the Plan's interest in the Company Stock Master Trust (Master Trust) is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses (Note 5). Quoted market prices are used to value investments in the Master Trust.

           GICs held in the Stable Value Fund are valued at contract value. Contract value represents contributions made under the contract plus interest at the contract rate. The crediting interest rates are fixed for GICs and averaged 6.69% at December 31, 1995. At December 31, 1995, the fair value of the GICs is $1,141,822.

           The Income Accumulation Fund is stated at market value which is based on the fair value of its underlying securities as follows: GICs and synthetic GICs, which are all benefit responsive, are stated at contract value, publicly traded U.S. government notes and bonds are stated at quoted market value and money market securities are stated at cost which approximates fair value.

           Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

           Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

     (d)   Payment of benefits
           Benefits are recorded when paid.

3)   Plan Administration

     (a)   Administration
           The Plan is administered by the Bay State Gas Company Benefits Committee ("the Committee"), which is comprised of three or more individuals selected by the Board of

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                          Notes to Financial Statements
                        December 31, 1995, 1994 and 1993

     (a)   Administration  (continued)
           Directors of the Company. The Committee carries out the provisions of the Plan, replies to questions and resolves disputes arising under the Plan. Members of the Committee do not receive compensation for service.

     (b)   Expenses
           The Plan charges a monthly loan processing fee of $3.50 to participants borrowing from their accounts and a $10 fee for each participant's change of investment instructions in excess of 10 in any calendar year. All other expenses of the Plan are paid by the Company.


4)   Investments
     All contributions are remitted to the Trustee for investment in accordance with the instructions of the participants. Participants may allocate their contributions (in 25% multiples) to various investment funds. Allocation percentages, as well as investment options among the investment funds, may be changed daily by the participant.

     The following investment funds are offered to active participants of the Plan.

     Company Stock Master Trust - Funds are invested in the common stock of Bay State Gas Company.

     Company Stock Fund - Funds were invested in the common stock of Bay State Gas Company.

     AIM Constellation Fund - Funds are invested principally in common stocks with emphasis on medium-sized and smaller emerging growth companies.

     Templeton Foreign Fund - Funds are invested in stocks and debt obligations of companies and governments outside of the United States.

     Stagecoach S&P 500 Stock Fund - Funds are invested in domestic debt and equity securities to approximate, as closely as practicable, the capitalization-weighted total rate of return of the S&P 500 Index.

     Templeton Growth Fund, Ltd. - Funds were invested in securities of corporations and governments of any nation in the world.

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                          Notes to Financial Statements
                                   (Continued)
                        December 31, 1995, 1994 and 1993


     Wells Fargo LifePath Funds - Funds are invested in a changing mix of U.S. and international stocks, bonds and money market instruments. The target dates of each fund refers to the year when investors plan to retire or begin to withdraw portions of their investment. Each fund accepts higher risk early on, and adjusts its asset mix to lower-risk investments over time.

     State Street Bank & Trust Company Index Fund - Funds were invested in publicly traded common stocks of United States corporations.

     Stable Value Fund - Funds are invested in a combination of GICs and shares of the Wells Fargo Income Accumulation Fund. The Wells Fargo Income Accumulation Fund is a pooled stable value fund that invests in a variety of fixed-income securities including: GIC's, synthetic GICs, publicly traded U.S. Government notes and bonds and money market securities.

     State Street Bank & Trust Company Selection Fund - Funds were invested in a pooled fund of guaranteed investment contracts ("GICs").

     Loan Fund - Funds are comprised of amounts borrowed by participants from their account balances (see note 7).

     At December 31, 1995, each of the investment funds had the following number of participating accounts:

                                 FUND NAME                    PARTICIPANTS
                                 ---------                    ------------
                  AIM Constellation Fund                          189
                  LifePath 2000 Fund                               21
                  LifePath 2010 Fund                               42
                  LifePath 2020 Fund                               37
                  LifePath 2030 Fund                               32
                  LifePath 2040 Fund                               30
                  Templeton Foreign Fund                          249
                  S&P 500 Stock - Stagecoach Fund                 200
                  Stable Value Fund                               262
                  Company Stock Master Trust                      394

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                          Notes to Financial Statements
                        December 31, 1995, 1994 and 1993


     Each fund, with the exception of the LifePath Funds, represented more than five percent of Net Assets Available for Plan Benefits at December 31, 1995. Each fund, with the exception of the Loan Fund, represented more than five percent of Net Assets Available for Plan Benefits at December 31, 1994.

5)   Interest in Bay State Gas Company Stock Master Trust

     A portion of the Plan's investments are in the Company Stock Master Trust (Master Trust) which was established for the investment of assets of the Plan and the Bay State Gas Company Employee Savings Plan. Each plan has an undivided interest in the Master Trust. The assets of the master Trust are held by Wells Fargo Bank. At December 31, 1995, the Plan's interest in the net assets of the Master Trust was approximately 22%. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

     The following table presents the fair values of investments for the Master Trust.

                                                                       December 31, 1995
                                                                       -----------------
     Bay State Gas Company Stock                                       $ 19,471,480

     Net investment income for the Master Trust is as follows:

                                                                          Year ended
                                                                       December 31, 1995
                                                                       -----------------

     Net appreciation in fair value of
        Bay State Gas Company Stock                                    $  2,040,202
     Interest                                                                 8,424
     Dividends                                                              783,463
                                                                       ------------
                                                                       $  2,832,089
                                                                       ============

6)   Contributions

     (a)   Participant Contributions
           Participants may designate a percentage of their annual compensation to be contributed to the Plan on their behalf by entering into a salary reduction agreement, thereby reducing their compensation by 1% to 15% of their annual eligible compensation. This compensation reduction is limited to a maximum amount of $9,240 per year in 1995 (indexed annually from $7,000 commencing on January 1, 1987). A participant's eligible

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                          Notes to Financial Statements
                        December 31, 1995, 1994 and 1993


6)   Contributions (continued)

     (a)   Participant Contributions (continued)
           compensation for any given year consists of straight time wages, including shift differentials, Saturday/Sunday premiums, compensation paid at an alternate rate to an employee other than a salesperson and 75% of sales commissions paid or accrued. All overtime, bonuses, supplementary compensation payments, deferred compensation, retirement benefits and other forms of nonrecurring compensation are excluded.

     (b)   Company Contributions
           The Company makes contributions to the Plan in accordance with the terms of contracts negotiated with the various unions representing Company employees. For certain employees, the Company makes no contribution. For other employees the Company makes contributions equal to 2.5% to 3.5% of eligible compensation.

     (c)   Vesting
           Employee and employer contributions vest immediately.

7)   Withdrawals and Distributions

     (a)   Withdrawals
           Contributions can be withdrawn in the event of financial hardship or the attainment of 59 1/2 years of age.

     (b)   Borrowings
           Participants may borrow from their accounts an amount which, together with any outstanding loans from any other qualified plans of the Company, does not exceed the lesser of (i) one-half of the amounts in all of their accounts or (ii) an amount which, when added to any other amounts borrowed under any other plan, does not exceed $50,000. The $50,000 limitation is reduced by the

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                          Notes to Financial Statements
                        December 31, 1995, 1994 and 1993


7)   Withdrawals and Distributions (continued)

     (b)   Borrowings (continued)

           excess (if any) of the highest outstanding loan balance of a participant in the preceding twelve-month period ending on the day before the date on which the loan was made, over the outstanding balance of loans from the Plan on the date of the loan. Applications to borrow must be adequately secured, must be for at least $1,000 and must be repaid at a rate of interest equal to the prime rate, as published in the Wall Street Journal at the time the loan is made, plus one percent. This interest rate is applicable for the duration of the loan. Only two loans may be outstanding to a participant at any time, and all loans must be repaid within five years.

     (c)   Distributions
           Distribution of a participant's entire account balance in the Plan will be made upon retirement, termination of employment, or death. Distributions will be made to the participant or to the participant's designated beneficiary in either a lump sum payment or in periodic payments over a period not to exceed 10 years for a spousal beneficiary or over a period not to exceed 5 years in the case of a non-spousal beneficiary.

           Upon the death of a Plan participant, benefits to the participant's spouse must commence no later than the April 1st following the date the participant would have been age 70 1/2. For any other beneficiary, death benefits must commence within one year of the Participant's death.

           Upon the retirement or termination of employment, Plan participants (thereby becoming inactive Plan participants) may elect to receive their share of Net Assets Available for Plan Benefits in a lump sum or in installments over a period not to exceed 10 years.

8)   Income Tax Status

     The Plan was amended effective April 1, 1995 and the Plan's sponsor has applied to the Internal Revenue Service (IRS) for a tax determination letter. The Plan's sponsor and tax counsel feel, however, that the Plan and the Trust established under the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code (IRC).

                              BAY STATE GAS COMPANY
                      SAVINGS PLAN FOR OPERATING EMPLOYEES
                          Notes to Financial Statements
                        December 31, 1995, 1994 and 1993


9)   Plan Termination

     (a) If the Plan is discontinued, all assets of the Plan must be used for the exclusive benefit of participants of the Plan.

     (b) The Company expects to continue the Plan indefinitely, however, it may terminate the Plan at any time by giving written notice to the trustee. After termination, the Company will make no further contributions to the Plan.

                                                                      Schedule I


           Bay State Gas Company Savings Plan for Operating Employees


                                   Item 27(a)
                 Schedule of Assets Held for Investment Purposes

                                December 31, 1995


                 Identity of Issue                      Description of Investment                 Cost        Current Value
  (a)                   (b)                                       (c)                             (d)              (e)
  ---            -----------------                      -------------------------                 ----        -------------

   *     Company Stock Master Trust
                                                     Master Trust; 379,861 units               $3,618,638       $4,212,658

         Stable Value Fund                           Pooled Fund; 123,940 shares                1,286,331        1,286,331

         AIM Constellation Fund                      Mutual Fund; 23,382 shares                   532,097          526,326

         Templeton Foreign Fund                      Mutual Fund; 121,994 shares                1,104,945        1,119,908

         Stagecoach S&P 500 Stock Fund               Mutual Fund; 51,487 shares                   606,022          691,980

   *     LifePath 2000 Fund                          Collective Trust Fund; 4,065 shares           44,285           46,300

   *     LifePath 2010 Fund                          Collective Trust Fund; 4,753 shares           53,938           56,751

   *     LifePath 2020 Fund                          Collective Trust Fund; 5,132 shares           59,504           63,325

   *     LifePath 2030 Fund                          Collective Trust Fund; 3,459 shares           40,960           43,653

   *     LifePath 2040 Fund                          Collective Trust Fund; 3,237 shares           38,750           41,854

   *     Loan Fund                                   Participant loans; 5.80% - 10.00%            483,401          483,401
                                                                                               ----------       ----------
         Total assets held for investment purposes                                             $7,868,871       $8,572,487
                                                                                               ==========       ==========

   *     Party in interest

                                                                   Page 18 of 18
                                                                     Schedule II

                              Bay State Gas Company
                      Savings Plan for Operating Employees
                              Form 5500, Item 27(d)
                       Schedule of Reportable Transactions

                          Year Ended December 31, 1995



      Identity of party                      Description             Purchase        Selling       Lease       Expense
           involved                           of asset                 price          price        rental      Incurred
             (a)                                 (b)                    (c)            (d)          (e)          (f)

- -----------------------------------------------------------------------------------------------------------------------
AIM Constellation Fund                 Mutual Fund - purchase          575,431            --         --           --

Templeton Foreign Fund                 Mutual Fund - purchase        1,298,895            --         --           --

Stagecoach S&P 500 Stock Fund          Mutual Fund - purchase          616,342            --         --           --

Stable Value Fund                      Pooled Fund - purchase        1,333,767            --         --           --

Company Stock Master Trust*            Master Trust - purchase       4,057,086            --         --           --
                                                    - sale                --           445,396       --           --

State Street Bank Selection Fund*      Pooled Fund - sale                 --         1,181,792       --           --

State Street Bank Index Fund*          Pooled Fund - sale                 --           369,116       --           --

Templeton Growth Fund                  Mutual Fund - sale                 --           963,031       --           --

Company Stock Fund*                    Company Stock -purchase         293,766            --         --           --
                                                     -sale                --         3,622,483       --           --




                                                      Current Value
      Identity of party                   Cost of      of asset on        Net gain
           involved                        asset       transaction        or (loss)
             (a)                            (g)           date               (i)
                                                           (h)
- -----------------------------------------------------------------------------------
AIM Constellation Fund                    575,431         575,431            --

Templeton Foreign Fund                  1,298,895       1,298,895            --

Stagecoach S&P 500 Stock Fund             616,342         616,342            --

Stable Value Fund                       1,333,767       1,333,767            --

Company Stock Master Trust*             4,057,086       4,057,086            --
                                          438,448         445,396           6,948

State Street Bank Selection Fund*       1,181,792       1,181,792            --

State Street Bank Index Fund*             274,799         369,116          94,317

Templeton Growth Fund                     931,845         963,031          31,186

Company Stock Fund*                       293,766         293,766            --
                                        3,322,993       3,622,483         299,490


*Party in interest.